Melanie Zimdars Chief Compliance Officer 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 630-868-7174 Melanie.Zimdars@invesco.com www.invesco.com

September 26, 2018

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust, File No. 811-21265
Invesco Exchange-Traded Fund Trust II, File No. 811-21977
Invesco Actively Managed Exchange-Traded Fund Trust, File No. 811-22148
Invesco Actively Managed Exchange-Trade Commodity Fund Trust, File No. 811-22927
Invesco India Exchange-Traded Fund Trust, File No. 811-22147
Invesco Exchange-Traded Self-Indexed Fund Trust, File No. 811-23304

Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

1. A copy of the Investment Company Blanket Bond with attached riders pertaining thereto.

2. A copy of the Resolution to the Consideration of the Fidelity Bond.

3. A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4. A statement as to the period for which premium have been paid; and

5. A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.

If you should need any additional information, please contact me at 630.868.7174.

Sincerely,

/s/ Melanie Zimdars

Melanie Zimdars
Chief Compliance Officer

Cc: Anna Paglia

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the “Insured”)		Bond Number:
Invesco Exchange-Traded Fund Trust		07722118B

Principal Office: 3500 Lacey Road, Suite 700 Downers Grove, IL 60515	Mailing Address: 2 Peachtree Point 1555 Peachtree Street, NE Atlanta, GA 30309

Item 2.

Bond Period: from 12:01 a.m. on July 31, 2018, to 12:01 a.m. on July 31, 2019, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
Subject to Sections 9, 10 and 12 hereof:

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A-	FIDELITY	$15,000,000	Not Applicable
Insuring Agreement B-	AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement C-	ON PREMISES	$15,000,000	$100,000
Insuring Agreement D-	IN TRANSIT	$15,000,000	$100,000
Insuring Agreement E-	FORGERY OR ALTERATION	$15,000,000	$100,000
Insuring Agreement F-	SECURITIES	$15,000,000	$100,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$15,000,000	$100,000
Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	Not Covered	Not Covered

If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J-	COMPUTER SECURITY	$15,000,000	$100,000
Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$100,000

Item 4.

Offices or Premises Covered--All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Maggie Sullivan	By:	/S/ John T. Mulligan
	Authorized Representative		Authorized Representative

Bond (10/15)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)

any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.

in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.

“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.

“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.

“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.

“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)

in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.

“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.

“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

R.

“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.

“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.

“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.

Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.

Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.

Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.

Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.

Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.

Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.

Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.

All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.

Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.

Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.

Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.

Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.

Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)

the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)

the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)

the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.

the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.

the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.

for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER
Invesco Exchange-Traded Fund Trust		07722118B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Invesco Exchange Traded Funds

Invesco Exchange-Traded Fund Trust, a series fund consisting of:

Invesco Aerospace & Defense ETF

Invesco BRIC ETF

Invesco Buyback Achievers™ ETF

Invesco Cleantech™ ETF

Invesco Dividend Achievers™ ETF

Invesco Dow Jones Industrial Average Dividend ETF

Invesco DWA Basic Materials Momentum ETF

Invesco DWA Consumer Cyclicals Momentum ETF

Invesco DWA Consumer Staples Momentum ETF

Invesco DWA Energy Momentum ETF

Invesco DWA Financial Momentum ETF

Invesco DWA Healthcare Momentum ETF

Invesco DWA Industrials Momentum ETF

Invesco DWA Momentum ETF

Invesco DWA NASDAQ Momentum ETF

Invesco DWA Technology Momentum ETF

Invesco DWA Utilities Momentum ETF

Invesco Dynamic Biotechnology & Genome ETF

Invesco Dynamic Building & Construction ETF

Invesco Dynamic Energy Exploration & Production ETF

Invesco Dynamic Food & Beverage ETF

Invesco Dynamic Large Cap Growth ETF

Invesco Dynamic Large Cap Value ETF

Invesco Dynamic Leisure and Entertainment ETF

Invesco Dynamic Market ETF

Invesco Dynamic Media ETF

Invesco Dynamic Networking ETF

Invesco Dynamic Oil & Gas Services ETF

Invesco Dynamic Pharmaceuticals ETF

Invesco Dynamic Retail ETF

Invesco Dynamic Semiconductors ETF

Invesco Dynamic Software ETF

Invesco Financial Preferred ETF

Invesco FTSE RAFI US 1000 ETF

Invesco FTSE RAFI US 1500 Small-Mid ETF

Invesco Global Listed Private Equity ETF

Invesco Golden Dragon China ETF

Invesco High Yield Equity Dividend Achievers™ ETF

Invesco Insider Sentiment ETF

Invesco International Dividend Achievers™ ETF

Invesco NASDAQ Internet ETF

Invesco Raymond James SB-1 Equity ETF

Invesco Russell Top 200 Equal Weight ETF

Invesco Russell Top 200 Pure Growth ETF

Invesco Russell Top 200 Pure Value ETF

Invesco Russell Midcap Equal Weight ETF

Invesco Russell Midcap Pure Growth ETF

Invesco Russell Midcap Pure Value ETF

Invesco Russell 2000 Equal Weight ETF

Invesco Russell 2000 Pure Growth ETF

Invesco Russell 2000 Pure Value ETF

Invesco S&P 100® Equal Weight ETF

Invesco S&P 500 BuyWrite ETF

Invesco S&P 500® Equal Weight Consumer Discretionary ETF

Invesco S&P 500® Equal Weight Consumer Staples ETF

Invesco S&P 500® Equal Weight Energy ETF

Invesco S&P 500® Equal Weight ETF

Invesco S&P 500® Equal Weight Financials ETF

Invesco S&P 500® Equal Weight Health Care ETF

Invesco S&P 500® Equal Weight Industrials ETF

Invesco S&P 500® Equal Weight Materials ETF

Invesco S&P 500® Equal Weight Real Estate ETF

Invesco S&P 500® Equal Weight Technology ETF

Invesco S&P 500® Equal Weight Utilities ETF

Invesco S&P 500® Pure Growth ETF

Invesco S&P 500® Pure Value ETF

Invesco S&P 500® Quality ETF

Invesco S&P 500® Top 50 ETF

Invesco S&P MidCap 400® Equal Weight ETF

Invesco S&P MidCap 400® Pure Growth ETF

Invesco S&P MidCap 400® Pure Value ETF

Invesco S&P SmallCap 600® Equal Weight ETF

Invesco S&P SmallCap 600® Pure Growth ETF

Invesco S&P SmallCap 600® Pure Value ETF

Invesco S&P Spin-Off ETF

Invesco Water Resources ETF

Invesco WilderHill Clean Energy ETF

Invesco WilderHill Progressive Energy ETF

Invesco Wilshire Micro-Cap ETF

Invesco Wilshire US REIT ETF

Invesco Zacks Micro Cap ETF

Invesco Zacks Mid-Cap ETF

Invesco Zacks Multi-Asset Income ETF

Invesco Exchange-Traded Fund Trust II, a series fund consisting of:

Invesco 1-30 Laddered Treasury ETF

Invesco California AMT-Free Municipal Bond ETF

Invesco Canadian Energy Income ETF

Invesco CEF Income Composite ETF

Invesco China All-Cap ETF

Invesco China Real Estate ETF

Invesco China Small Cap ETF

Invesco China Technology ETF

Invesco Chinese Yuan Dim Sum Bond ETF

Invesco DWA Developed Markets Momentum ETF

Invesco DWA Emerging Markets Momentum ETF

Invesco DWA Momentum & Low Volatility Rotation ETF

Invesco DWA SmallCap Momentum ETF

Invesco DWA Tactical Multi-Asset Income ETF

Invesco DWA Tactical Sector Rotation ETF

Invesco Emerging Markets Infrastructure ETF

Invesco Emerging Markets Sovereign Debt ETF

Invesco Frontier Markets ETF

Invesco FTSE International Low Beta Equal Weight ETF

Invesco FTSE RAFI Asia Pacific ex-Japan ETF

Invesco FTSE RAFI Developed Markets ex-U.S. ETF

Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF

Invesco FTSE RAFI Emerging Markets ETF

Invesco Fundamental High Yield® Corporate Bond ETF

Invesco Fundamental Investment Grade Corporate Bond ETF

Invesco Global Agriculture ETF

Invesco Global Clean Energy ETF

Invesco Global Gold and Precious Metals ETF

Invesco Global Short Term High Yield Bond ETF

Invesco Global Water ETF

Invesco International BuyBack Achievers™ ETF

Invesco International Corporate Bond ETF

Invesco KBW Bank ETF

Invesco KBW High Dividend Yield Financial ETF

Invesco KBW Premium Yield Equity REIT ETF

Invesco KBW Property & Casualty Insurance ETF

Invesco KBW Regional Banking ETF

Invesco LadderRite 0-5 Year Corporate Bond ETF

Invesco MSCI Emerging Markets Equal Country Weight ETF

Invesco MSCI Global Timber ETF

Invesco National AMT-Free Municipal Bond ETF

Invesco New York AMT-Free Municipal Bond ETF

Invesco Preferred ETF

Invesco PureBetaSM 0-5 Yr US TIPS ETF

Invesco PureBetaSM FTSE Developed ex-North America ETF

Invesco PureBetaSM FTSE Emerging Markets ETF

Invesco PureBetaSM MSCI USA ETF

Invesco PureBetaSM MSCI USA Small Cap ETF

Invesco PureBetaSM US Aggregate Bond ETF

Invesco Russell 1000 Enhanced Equal Weight ETF

Invesco Russell 1000 Equal Weight ETF

Invesco Russell 1000 Low Beta Equal Weight ETF

Invesco S&P 500 Enhanced Value ETF

Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF

Invesco S&P 500® High Beta ETF

Invesco S&P 500® High Dividend Low Volatility ETF

Invesco S&P 500® Low Volatility ETF

Invesco S&P 500 Minimum Variance ETF

Invesco S&P 500 Momentum ETF

Invesco S&P 500 Rising Rates ETF

Invesco S&P 500 Value With Momentum ETF

Invesco S&P Emerging Markets Low Volatility ETF

Invesco S&P Emerging Markets Momentum ETF

Invesco S&P Global Dividend Opportunities Index ETF

Invesco S&P Global Water Index ETF

Invesco S&P High Income Infrastructure ETF

Invesco S&P International Developed High Dividend Low Volatility ETF

Invesco S&P International Developed Low Volatility ETF

Invesco S&P International Developed Momentum ETF

Invesco S&P International Developed Quality ETF

Invesco S&P MidCap Low Volatility ETF

Invesco S&P SmallCap Consumer Discretionary ETF

Invesco S&P SmallCap Consumer Staples ETF

Invesco S&P SmallCap Energy ETF

Invesco S&P SmallCap Financials ETF

Invesco S&P SmallCap Health Care ETF

Invesco S&P SmallCap High Dividend Low Volatility ETF

Invesco S&P SmallCap Industrials ETF

Invesco S&P SmallCap Information Technology ETF

Invesco S&P SmallCap Low Volatility ETF

Invesco S&P SmallCap Materials ETF

Invesco S&P SmallCap Quality ETF

Invesco S&P SmallCap Utilities ETF

Invesco Senior Loan ETF

Invesco Shipping ETF

Invesco Solar ETF

Invesco Taxable Municipal Bond ETF

Invesco Treasury Collateral ETF

Invesco Variable Rate Preferred ETF

Invesco VRDO Tax-Free Weekly ETF

Invesco Zacks International Multi-Asset Income ETF

Invesco India Exchange-Traded Fund Trust, a series fund consisting of:

Invesco India ETF

Invesco Actively Managed Exchange-Traded Fund Trust, a series fund consisting of:

Invesco Active U.S. Real Estate ETF

Invesco Balanced Multi-Asset Allocation ETF

Invesco Conservative Multi-Asset Allocation ETF

Invesco Growth Multi-Asset Allocation ETF

Invesco Moderately Conservative Multi-Asset Allocation ETF

Invesco Multi-Strategy Alternative ETF

Invesco S&P 500® Downside Hedged ETF

Invesco Total Return Bond ETF

Invesco Ultra Short Duration ETF

Invesco Variable Rate Investment Grade ETF

Invesco Exchange-Traded Self-Indexed Fund Trust, a series fund consisting of:

Invesco BulletShares 2018 Corporate Bond ETF

Invesco BulletShares 2018 High Yield Corporate Bond ETF

Invesco BulletShares 2019 Corporate Bond ETF

Invesco BulletShares 2019 High Yield Corporate Bond ETF

Invesco BulletShares 2020 Corporate Bond ETF

Invesco BulletShares 2020 High Yield Corporate Bond ETF

Invesco BulletShares 2021 Corporate Bond ETF

Invesco BulletShares 2021 High Yield Corporate Bond ETF

Invesco BulletShares 2022 Corporate Bond ETF

Invesco BulletShares 2022 High Yield Corporate Bond ETF

Invesco BulletShares 2023 Corporate Bond ETF

Invesco BulletShares 2023 High Yield Corporate Bond ETF

Invesco BulletShares 2024 Corporate Bond ETF

Invesco BulletShares 2024 High Yield Corporate Bond ETF

Invesco BulletShares 2025 Corporate Bond ETF

Invesco BulletShares 2025 High Yield Corporate Bond ETF

Invesco BulletShares 2026 Corporate Bond ETF

Invesco BulletShares 2026 High Yield Corporate Bond ETF

Invesco BulletShares 2027 Corporate Bond ETF

Invesco BulletShares 2028 Corporate Bond ETF

Invesco Corporate Income Defensive ETF

Invesco Corporate Income Value ETF

Invesco Defensive Equity ETF

Invesco Emerging Markets Debt Defensive ETF

Invesco Emerging Markets Debt Value ETF

Invesco Investment Grade Defensive ETF

Invesco Investment Grade Value ETF

Invesco Multi-Factor Core Fixed Income ETF

Invesco Multi-Factor Core Plus Fixed Income ETF

Invesco Multi-Factor Large Cap ETF

Invesco Quantitative U.S. Equity Index ETF

Invesco Strategic Developed ex-US ETF

Invesco Strategic Developed ex-US Small Company ETF

Invesco Strategic Emerging Markets ETF

Invesco Strategic US ETF

Invesco Strategic US Small Company ETF

Invesco U.S. Large Cap Optimized Volatility ETF

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Invesco Agriculture Commodity Strategy No K-1 ETF

Invesco Base Metals Commodity Strategy No K-1 ETF

Invesco Bloomberg Commodity Strategy ETF

Invesco Energy Commodity Strategy No K-1 ETF

Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF

Invesco Precious Metals Commodity Strategy No K-1 ETF

Cayman Entities (PowerShares)

Invesco Agriculture Commodity Strategy No K-1 Cayman Ltd.

Invesco Base Metals Commodity Strategy No K-1 Cayman Ltd.

Invesco Bloomberg Commodity Strategy Cayman Ltd.

Invesco Energy Commodity Strategy No K-1 Cayman Ltd.

Invesco Mauritius PIN

Invesco Optimum Yield Diversified Commodity Strategy No K-1 Cayman Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.

“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)

causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.

Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)

in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)

in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

g.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (07/13) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-00 (07/18) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter annually, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio (1) for which registration with the SEC has been declared effective after the inception of the Bond Period, and (2) all of whose directors (or trustees) are identical to the directors (or trustees) of another insured which is a Fund (and is not itself a Newly Created Investment Company).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0033.0-00-722 (07/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0014.1-00-722 (10/04)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this Bond shall be governed by and construed and enforced only in accordance with (1) the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state); and (2) the English text as it appears in this Bond.

It is further understood and agreed that as used in Insuring Agreement E., Forgery or Alteration, Sections 1.I(5), 2.E, and 2.O of this Bond only, the term “Fund” or “Investment Company,” shall be deemed to include the Foreign Funds.

It is further understood and agreed that as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities and Section 2.E of this Bond only, the term “Self Regulatory Organization” shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of any government or any securities exchange registered with any government.

It is further understood and agreed that notwithstanding, Section 17 or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

(1)	if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)

if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

As used herein, “Foreign Entity” shall mean:

all Foreign Funds

As used herein, “Foreign Funds” shall mean:

Invesco Agriculture Commodity Strategy No K-1 Cayman Ltd.

Invesco Base Metals Commodity Strategy No K-1 Cayman Ltd.

Invesco Bloomberg Commodity Strategy Cayman Ltd.

Invesco Energy Commodity Strategy No K-1 Cayman Ltd.

Invesco Mauritius PIN

Invesco Optimum Yield Diversified Commodity Strategy No K-1 Cayman Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN00014.0-02 (10/08) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2018	July 31, 2018 to July 31, 2019	/S/ Maggie Sullivan

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.	Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $100,000 (One Hundred Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.

“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)

is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.

“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM405.0-00-053 (12/17)

Annual Approval of Fidelity Bond with Allocation Agreement

RESOLVED, that giving due consideration to the value of the aggregate assets of the Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust (each, a “Trust” and collectively, the “Trusts”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts’ portfolios, the nature and method of conducting the Trusts’ operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company for the period July 31, 2018 to July 31, 2019, in the amount of $15 million is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of each Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of the Trusts, and therefore, the appropriate officers of the Trusts be, and they hereby are, authorized to cause the Trusts to obtain the Bond on behalf of the Trusts in the amount designated above; and it is further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g) under the 1940 Act; and it is further

RESOLVED, that after giving due consideration to all relevant factors including, but not limited to, the number of named insureds, the nature of their business activities, the amount of the Bond and its premium, the ratable allocation of the premium among all named insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, the participation of each Trust together in the purchase and maintenance of the Bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of that portion of the premium for such coverage as is allocated to it according to the methodology approved at this meeting be, and hereby is, approved; and it is further

RESOLVED, that the continuation of the joint allocation agreement among the Trusts concerning the Bond, such agreement being in substantially the form presented at this meeting, be, and it hereby is approved, with such changes as may be deemed necessary or appropriate by counsel; and it is further

RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Had the following investment companies not been named as insured under a joint insured bond, pursuant to Rule 17g-1(g)(1)(B)(iii) under the Investment Company Act of 1940, each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. Invesco Exchange-Traded Fund Trust	$2,500,000.00
2. Invesco Exchange-Traded Fund Trust II	$2,500,000.00
3. Invesco Actively Managed Exchange-Traded Fund Trust	$2,500,000.00
4. Invesco Actively Managed Exchange-Traded Commodity Fund Trust	$2,500,000.00
5. Invesco India Exchange-Traded Fund Trust	$2,500,000.00
6. Invesco Exchange-Traded Self-Indexed Fund Trust	$2,500,000.00

/s/ Melanie Zimdars	September 26, 2018
Melanie Zimdars
Chief Compliance Officer

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco India Exchange-Traded Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust have been paid for the period July 31, 2018 through July 31, 2019.

By:	/s/ Melanie Zimdars
Melanie Zimdars
Chief Compliance Officer
September 26, 2018

FIDELITY BOND

INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of June 14, 2018, by and among the investment companies listed as signatories to this Agreement (each, a “Trust” and collectively, the “Trusts”), each acting on its own behalf and on behalf of each series of the Trusts identified from time to time on Schedule A (each, a “Series”). Each Trust and/or Series is sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).

WHEREAS, the Parties have been named as insureds (“Insureds”) under a joint fidelity bond (the “Bond”) approved by each Trust’s Board of Trustees (the “Board”);

WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties, (ii) the basis on which additional investment companies or series thereof may be added as named Insureds under the Bond, and (iii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.

NOW, THEREFORE, it is agreed as follows:

1. Each Series shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

2. If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series not identified on Schedule A of this Agreement (“Additional Fund”), such addition to the Bond may be made and the Additional Fund shall become a Party hereto, without the need for a formal written amendment, provided that (a) the Board, including a majority of the non-interested trustees, on behalf of each of the existing Trusts and Series that are parties to this Agreement, shall approve such action and (b) the board of directors/trustees, including a majority of the non-interested directors/trustees, on behalf of the Additional Fund, shall approve such action.

3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:

(a)	First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

(b)	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

5. The obligations of any investment company that is a Party hereto and is organized as a Massachusetts business trust are not binding upon any of the trustees or holders of shares of beneficial interest of any such investment company individually, but bind only the respective assets of the investment company or applicable series thereof.

6. This Agreement shall supersede all prior agreements entered into by each Trust with respect to the same matters.

7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

2

IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

INVESCO EXCHANGE-TRADED FUND TRUST

By:	/s/ Daniel E. Draper

INVESCO EXCHANGE-TRADED FUND TRUST II

By:	/s/ Daniel E. Draper

INVESCO INDIA EXCHANGE-TRADED FUND TRUST

By:	/s/ Daniel E. Draper

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Daniel E. Draper

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Daniel E. Draper

3

INVESCO EXCHANGE-TRADED SELF-INDEXED FUND TRUST

By:	/s/ Daniel E. Draper

4

SCHEDULE A

SERIES

Invesco Exchange-Traded Fund Trust

1.	Invesco Aerospace & Defense ETF

2.	Invesco BRIC ETF

3.	Invesco BuyBack Achievers™ ETF

4.	Invesco Cleantech™ ETF

5.	Invesco Dividend Achievers™ ETF

6.	Invesco Dow Jones Industrial Average Dividend ETF

7.	Invesco DWA Basic Materials Momentum ETF

8.	Invesco DWA Consumer Cyclicals Momentum ETF

9.	Invesco DWA Consumer Staples Momentum ETF

10.	Invesco DWA Energy Momentum ETF

11.	Invesco DWA Financial Momentum ETF

12.	Invesco DWA Healthcare Momentum ETF

13.	Invesco DWA Industrials Momentum ETF

14.	Invesco DWA Momentum ETF

15.	Invesco DWA NASDAQ Momentum ETF

16.	Invesco DWA Technology Momentum ETF

17.	Invesco DWA Utilities Momentum ETF

18.	Invesco Dynamic Biotechnology & Genome ETF

19.	Invesco Dynamic Building & Construction ETF

20.	Invesco Dynamic Energy Exploration & Production ETF

21.	Invesco Dynamic Food & Beverage ETF

22.	Invesco Dynamic Large Cap Growth ETF

23.	Invesco Dynamic Large Cap Value ETF

24.	Invesco Dynamic Leisure and Entertainment ETF

25.	Invesco Dynamic Market ETF

26.	Invesco Dynamic Media ETF

27.	Invesco Dynamic Networking ETF

28.	Invesco Dynamic Oil & Gas Services ETF

29.	Invesco Dynamic Pharmaceuticals ETF

30.	Invesco Dynamic Retail ETF

31.	Invesco Dynamic Semiconductors ETF

32.	Invesco Dynamic Software ETF

33.	Invesco Financial Preferred ETF

34.	Invesco FTSE RAFI US 1000 ETF

35.	Invesco FTSE RAFI US 1500 Small-Mid ETF

36.	Invesco Global Listed Private Equity ETF

37.	Invesco Golden Dragon China ETF

38.	Invesco High Yield Equity Dividend Achievers™ ETF

39.	Invesco Insider Sentiment ETF

40.	Invesco International Dividend Achievers™ ETF

41.	Invesco NASDAQ Internet ETF

42.	Invesco Raymond James SB-1 Equity ETF

43.	Invesco Russell 2000 Equal Weight ETF

44.	Invesco Russell 2000 Pure Growth ETF

45.	Invesco Russell 2000 Pure Value ETF

46.	Invesco Russell MidCap Equal Weight ETF

47.	Invesco Russell MidCap Pure Growth ETF

48.	Invesco Russell MidCap Pure Value ETF

49.	Invesco Russell Top 200 Equal Weight ETF

50.	Invesco Russell Top 200 Pure Growth ETF

51.	Invesco Russell Top 200 Pure Value ETF

52.	Invesco S&P 100® Equal Weight ETF

53.	Invesco S&P 500 BuyWrite ETF

54.	Invesco S&P 500® Equal Weight Consumer Discretionary ETF

55.	Invesco S&P 500® Equal Weight Consumer Staples ETF

56.	Invesco S&P 500® Equal Weight Energy ETF

57.	Invesco S&P 500® Equal Weight ETF

58.	Invesco S&P 500® Equal Weight Financials ETF

59.	Invesco S&P 500® Equal Weight Health Care ETF

60.	Invesco S&P 500® Equal Weight Industrials ETF

61.	Invesco S&P 500® Equal Weight Materials ETF

62.	Invesco S&P 500® Equal Weight Real Estate ETF

63.	Invesco S&P 500® Equal Weight Technology ETF

64.	Invesco S&P 500® Equal Weight Utilities ETF

65.	Invesco S&P 500® Pure Growth ETF

66.	Invesco S&P 500® Pure Value ETF

67.	Invesco S&P 500® Quality ETF

68.	Invesco S&P 500® Top 50 ETF

69.	Invesco S&P MidCap 400® Equal Weight ETF

70.	Invesco S&P MidCap 400® Pure Growth ETF

71.	Invesco S&P MidCap 400® Pure Value ETF

72.	Invesco S&P SmallCap 600® Equal Weight ETF

73.	Invesco S&P SmallCap 600® Pure Growth ETF

74.	Invesco S&P SmallCap 600® Pure Value ETF

75.	Invesco S&P Spin-Off ETF

76.	Invesco Water Resources ETF

77.	Invesco WilderHill Clean Energy ETF

78.	Invesco WilderHill Progressive Energy ETF

79.	Invesco Wilshire Micro-Cap ETF

80.	Invesco Wilshire US REIT ETF

81.	Invesco Zacks Micro Cap ETF

82.	Invesco Zacks Mid-Cap ETF

83.	Invesco Zacks Multi-Asset Income ETF

Invesco Exchange-Traded Fund Trust II

84.	Invesco 1-30 Laddered Treasury ETF

85.	Invesco California AMT-Free Municipal Bond ETF

86.	Invesco Canadian Energy Income ETF

87.	Invesco CEF Income Composite ETF

88.	Invesco China All-Cap ETF

89.	Invesco China Real Estate ETF

90.	Invesco China Small Cap ETF

91.	Invesco China Technology ETF

92.	Invesco Chinese Yuan Dim Sum Bond ETF

93.	Invesco DWA Developed Markets Momentum ETF

94.	Invesco DWA Emerging Markets Momentum ETF

95.	Invesco DWA Momentum & Low Volatility Rotation ETF

96.	Invesco DWA SmallCap Momentum ETF

97.	Invesco DWA Tactical Multi-Asset Income ETF

98.	Invesco DWA Tactical Sector Rotation ETF

99.	Invesco Emerging Markets Infrastructure ETF

100.	Invesco Emerging Markets Sovereign Debt ETF

101.	Invesco Frontier Markets ETF

102.	Invesco FTSE International Low Beta Equal Weight ETF

103.	Invesco FTSE RAFI Asia Pacific ex-Japan ETF

104.	Invesco FTSE RAFI Developed Markets ex-U.S. ETF

105.	Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF

106.	Invesco FTSE RAFI Emerging Markets ETF

107.	Invesco Fundamental High Yield® Corporate Bond ETF

108.	Invesco Fundamental Investment Grade Corporate Bond ETF

109.	Invesco Global Agriculture ETF

110.	Invesco Global Clean Energy ETF

111.	Invesco Global Gold and Precious Metals ETF

112.	Invesco Global Short Term High Yield Bond ETF

113.	Invesco Global Water ETF

114.	Invesco International BuyBack Achievers™ ETF

115.	Invesco International Corporate Bond ETF

116.	Invesco KBW Bank ETF

117.	Invesco KBW High Dividend Yield Financial ETF

118.	Invesco KBW Premium Yield Equity REIT ETF

119.	Invesco KBW Property & Casualty Insurance ETF

120.	Invesco KBW Regional Banking ETF

121.	Invesco LadderRite 0-5 Year Corporate Bond ETF

122.	Invesco MSCI Emerging Markets Equal Country Weight ETF

123.	Invesco MSCI Global Timber ETF

124.	Invesco National AMT-Free Municipal Bond ETF

125.	Invesco New York AMT-Free Municipal Bond ETF

126.	Invesco Preferred ETF

127.	Invesco PureBetaSM 0-5 Yr US TIPS ETF

128.	Invesco PureBetaSM FTSE Developed ex-North America ETF

129.	Invesco PureBetaSM FTSE Emerging Markets ETF

130.	Invesco PureBetaSM MSCI USA ETF

131.	Invesco PureBetaSM MSCI USA Small Cap ETF

132.	Invesco PureBetaSM US Aggregate Bond ETF

133.	Invesco Russell 1000 Enhanced Equal Weight ETF

134.	Invesco Russell 1000 Equal Weight ETF

135.	Invesco Russell 1000 Low Beta Equal Weight ETF

136.	Invesco S&P 500® Enhanced Value ETF

137.	Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF

138.	Invesco S&P 500® High Beta ETF

139.	Invesco S&P 500® High Dividend Low Volatility ETF

140.	Invesco S&P 500® Low Volatility ETF

141.	Invesco S&P 500 Minimum Variance ETF

142.	Invesco S&P 500® Momentum ETF

143.	Invesco S&P 500 Rising Rates ETF

144.	Invesco S&P 500 Value With Momentum ETF

145.	Invesco S&P Emerging Markets Low Volatility ETF

146.	Invesco S&P Emerging Markets Momentum ETF

147.	Invesco S&P Global Dividend Opportunities Index ETF

148.	Invesco S&P Global Water Index ETF

149.	Invesco S&P High Income Infrastructure ETF

150.	Invesco S&P International Developed High Dividend Low Volatility ETF

151.	Invesco S&P International Developed Low Volatility ETF

152.	Invesco S&P International Developed Momentum ETF

153.	Invesco S&P International Developed Quality ETF

154.	Invesco S&P MidCap Low Volatility ETF

155.	Invesco S&P SmallCap Consumer Discretionary ETF

156.	Invesco S&P SmallCap Consumer Staples ETF

157.	Invesco S&P SmallCap Energy ETF

158.	Invesco S&P SmallCap Financials ETF

159.	Invesco S&P SmallCap Health Care ETF

160.	Invesco S&P SmallCap High Dividend Low Volatility ETF

161.	Invesco S&P SmallCap Industrials ETF

162.	Invesco S&P SmallCap Information Technology ETF

163.	Invesco S&P SmallCap Low Volatility ETF

164.	Invesco S&P SmallCap Materials ETF

165.	Invesco S&P SmallCap Quality ETF

166.	Invesco S&P SmallCap Utilities ETF

167.	Invesco Senior Loan ETF

168.	Invesco Shipping ETF

169.	Invesco Solar ETF

170.	Invesco Taxable Municipal Bond ETF

171.	Invesco Treasury Collateral ETF

172.	Invesco Variable Rate Preferred ETF

173.	Invesco VRDO Tax-Free Weekly ETF

174.	Invesco Zacks International Multi-Asset Income ETF

Invesco India Exchange-Traded Fund Trust

175.	Invesco India ETF (including Invesco Mauritius)

Invesco Actively Managed Exchange-Traded Fund Trust

176.	Invesco Active U.S. Real Estate ETF

177.	Invesco Balanced Multi-Asset Allocation ETF

178.	Invesco Conservative Multi-Asset Allocation ETF

179.	Invesco Growth Multi-Asset Allocation ETF

180.	Invesco Moderately Conservative Multi-Asset Allocation ETF

181.	Invesco Multi-Strategy Alternative ETF

182.	Invesco S&P 500® Downside Hedged ETF

183.	Invesco Total Return Bond ETF

184.	Invesco Ultra Short Duration ETF

185.	Invesco Variable Rate Investment Grade ETF

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

186.	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF

187.	Invesco Agriculture Commodity Strategy No K-1 ETF

188.	Invesco Base Metals Commodity Strategy No K-1 ETF

189.	Invesco Precious Metals Commodity Strategy No K-1 ETF

190.	Invesco Energy Commodity Strategy No K-1 ETF

191.	Invesco Bloomberg Commodity Strategy ETF

Invesco Exchange-Traded Self-Indexed Fund Trust

192.	Invesco BulletShares 2018 Corporate Bond ETF

193.	Invesco BulletShares 2018 High Yield Corporate Bond ETF

194.	Invesco BulletShares 2019 Corporate Bond ETF

195.	Invesco BulletShares 2019 High Yield Corporate Bond ETF

196.	Invesco BulletShares 2020 Corporate Bond ETF

197.	Invesco BulletShares 2020 High Yield Corporate Bond ETF

198.	Invesco BulletShares 2021 Corporate Bond ETF

199.	Invesco BulletShares 2021 High Yield Corporate Bond ETF

200.	Invesco BulletShares 2022 Corporate Bond ETF

201.	Invesco BulletShares 2022 High Yield Corporate Bond ETF

202.	Invesco BulletShares 2023 Corporate Bond ETF

203.	Invesco BulletShares 2023 High Yield Corporate Bond ETF

204.	Invesco BulletShares 2024 Corporate Bond ETF

205.	Invesco BulletShares 2024 High Yield Corporate Bond ETF

206.	Invesco BulletShares 2025 Corporate Bond ETF

207.	Invesco BulletShares 2025 High Yield Corporate Bond ETF

208.	Invesco BulletShares 2026 Corporate Bond ETF

209.	PowerShares BulletShares 2026 High Yield Corporate Bond ETF

210.	Invesco BulletShares 2027 Corporate Bond ETF

211.	PowerShares BulletShares 2028 Corporate Bond ETF

212.	Invesco Defensive Equity ETF

213.	Invesco Emerging Markets Debt Defensive ETF

214.	Invesco Emerging Markets Debt Value ETF

215.	Invesco Corporate Income Defensive ETF

216.	Invesco Corporate Income Value ETF

217.	Invesco Investment Grade Defensive ETF

218.	Invesco Investment Grade Value ETF

219.	Invesco Multi-Factor Core Fixed Income ETF

220.	Invesco Multi-Factor Core Plus Fixed Income ETF

221.	Invesco Multi-Factor Large Cap ETF

222.	Invesco Quantitative U.S. Equity Index ETF

223.	Invesco Strategic Developed ex-US ETF

224.	Invesco Strategic Developed ex-US Small Company ETF

225.	Invesco Strategic Emerging Markets ETF

226.	Invesco Strategic US ETF

227.	Invesco Strategic US Small Company ETF

228.	Invesco U.S. Large Cap Optimized Volatility ETF

SCHEDULE B

The premium of the Bond shall be allocated one-sixth to each Trust, one-half per capita and one-half pro rata by assets to each Series.

B-1